UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 May 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom cover letter - Moody’s announcement

2.	Moody’s Changes TCNZ’s rating outlook to negative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 25 May 2011	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

25 May 2011

MOODY’S ANNOUNCEMENT – MOODY’S CHANGES TCNZ’S RATING OUTLOOK TO NEGATIVE

Moody’s has today released the attached announcement in relation to changes to TCNZ’s rating outlook to negative.

ENDS

Contact:

Mark Laing

Head of Investor Relations

+64 (0) 272 275 890

Or

Stefan Knight

Investor Relations Manager

+64 (0) 27 252 9428

Global Credit Research - 24 May 2011

Approximately US$ 1.7 billion of debt securities affected

Sydney, May 24, 2011 — Moody’s Investors Service has today changed the outlook on Telecom Corporation of New Zealand’s (TCNZ) A3 senior unsecured long-term rating and P-2 short term rating to negative from stable.

The change in outlook was prompted by TCNZ’s announcement that it will structurally separate its access business - Chorus - and that Chorus has been selected to take a cornerstone role in the New Zealand Government’s Ultra-fast Broadband (“UFB”) initiative.

Following structural separation, which is subject to shareholder approval and legislative change, TCNZ will be a retail-orientated telecommunications business comprising predominantly fixed, mobile and ICT businesses.

“The change in outlook to negative reflects the earnings dilution and narrowing of business mix that will arise from the proposed separation of Chorus and therefore the loss TCNZ’s legacy copper network, says Ian Lewis, a Moody’s Senior Credit Officer.

“At the same time, the negative outlook reflects the uncertainty associated with TCNZ’s capital structure and financial policy post-separation,” Lewis adds.

The negative outlook also considers the possible lapse of considerable amount of time before the separation is effected. TCNZ intends to demerge Chorus via a scheme of arrangement by late 2011.

“While a structural separation would likely carry negative rating pressure, the assumption of a conservative financial profile through debt reduction will be a supportive rating consideration,” Lewis says.

Moody’s will monitor developments associated with the structural separation and assess their impact on TCNZ’s rating.

Please see ratings tab on the issuer/entity page on Moodys.com for the last rating action and the rating history.

Please see the Credit Policy page on Moodys.com for the methodologies used in determining ratings, further information on the meaning of each rating category and the definition of default and recovery.

Telecom Corporation of New Zealand Limited, headquartered in Wellington, New Zealand, provides telecommunications services in New Zealand and Australia.

Sydney

Ian Lewis

VP - Senior Credit Officer

Corporate Finance Group

Moody’s Investors Service Pty. Ltd.

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Sydney

Terry Fanous

Senior Vice President

Corporate Finance Group

Moody’s Investors Service Pty. Ltd.

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

Moody’s Investors Service Pty. Ltd.

Level 10

1 O’Connell Street

Sydney NSW 2000

Australia

JOURNALISTS: (612) 9270-8102

SUBSCRIBERS: (612) 9270-8100

© 2011 Moody’s Investors Service, Inc. and/or its licensors and affiliates (collectively, “MOODY’S”). All rights reserved.

CREDIT RATINGS ARE MOODY’S INVESTORS SERVICE, INC.’S (“MIS”) CURRENT OPINIONS OF THE RELATIVE FUTURE CREDIT RISK OF ENTITIES, CREDIT COMMITMENTS, OR DEBT OR DEBT-LIKE SECURITIES. MIS DEFINES CREDIT RISK AS THE RISK THAT AN ENTITY MAY NOT MEET ITS CONTRACTUAL, FINANCIAL OBLIGATIONS AS THEY COME DUE AND ANY ESTIMATED FINANCIAL LOSS IN THE EVENT OF DEFAULT. CREDIT RATINGS DO NOT ADDRESS ANY OTHER RISK, INCLUDING BUT NOT LIMITED TO: LIQUIDITY RISK, MARKET VALUE RISK, OR PRICE VOLATILITY. CREDIT RATINGS ARE NOT STATEMENTS OF CURRENT OR HISTORICAL FACT. CREDIT RATINGS DO NOT CONSTITUTE INVESTMENT OR FINANCIAL ADVICE, AND CREDIT RATINGS ARE NOT RECOMMENDATIONS TO PURCHASE, SELL, OR HOLD PARTICULAR SECURITIES. CREDIT RATINGS DO NOT COMMENT ON THE SUITABILITY OF AN INVESTMENT FOR ANY PARTICULAR INVESTOR. MIS ISSUES ITS CREDIT RATINGS WITH THE EXPECTATION AND UNDERSTANDING THAT EACH INVESTOR WILL MAKE ITS OWN STUDY AND EVALUATION OF EACH SECURITY THAT IS UNDER CONSIDERATION FOR PURCHASE, HOLDING, OR SALE.

ALL INFORMATION CONTAINED HEREIN IS PROTECTED BY LAW, INCLUDING BUT NOT LIMITED TO, COPYRIGHT LAW, AND NONE OF SUCH INFORMATION MAY BE COPIED OR OTHERWISE REPRODUCED, REPACKAGED, FURTHER TRANSMITTED, TRANSFERRED, DISSEMINATED, REDISTRIBUTED OR RESOLD, OR STORED FOR SUBSEQUENT USE FOR ANY SUCH PURPOSE, IN WHOLE OR IN PART, IN ANY FORM OR MANNER OR BY ANY MEANS WHATSOEVER, BY ANY PERSON WITHOUT MOODY’S PRIOR WRITTEN CONSENT. All information contained herein is obtained by MOODY’S from sources believed by it to be accurate and reliable. Because of the possibility of human or mechanical error as well as other factors, however, all information contained herein is provided “AS IS” without warranty of any kind. MOODY’S adopts all necessary measures so that the information it uses in assigning a credit rating is of sufficient quality and from sources Moody’s considers to be reliable, including, when appropriate, independent third-party sources. However, MOODY’S is not an auditor and cannot in every instance independently verify or validate information received in the rating process. Under no circumstances shall MOODY’S have any liability to any person or entity for (a) any loss or damage in whole or in part caused by, resulting from, or relating to, any error (negligent or otherwise) or other circumstance or contingency within or outside the control of MOODY’S or any of its directors, officers, employees or agents in connection with the procurement, collection, compilation, analysis, interpretation, communication, publication or delivery of any such information, or (b) any direct, indirect, special, consequential, compensatory or incidental damages whatsoever (including without limitation, lost profits), even if MOODY’S is advised in advance of the possibility of such damages, resulting from the use of or inability to use, any such information. The ratings, financial reporting analysis, projections, and other observations, if any, constituting part of the information contained herein are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each user of the information contained herein must make its own study and evaluation of each security it may consider purchasing, holding or selling. NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE ACCURACY, TIMELINESS, COMPLETENESS, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF ANY SUCH RATING OR OTHER OPINION OR INFORMATION IS GIVEN OR MADE BY MOODY’S IN ANY FORM OR MANNER WHATSOEVER.

MIS, a wholly-owned credit rating agency subsidiary of Moody’s Corporation (“MCO”), hereby discloses that most issuers of debt securities (including corporate and municipal bonds, debentures, notes and commercial paper) and preferred stock rated by MIS have, prior to assignment of any rating, agreed to pay to MIS for appraisal and rating services rendered by it fees ranging from $1,500 to approximately $2,500,000. MCO and MIS also maintain policies and procedures to address the independence of MIS’s ratings and rating processes. Information regarding certain affiliations that may exist between directors of MCO and rated entities, and between entities who hold ratings from MIS and have also publicly reported to the SEC an ownership interest in MCO of more than 5%, is posted annually at www.moodys.com under the heading “Shareholder Relations — Corporate Governance — Director and Shareholder Affiliation Policy.”

Any publication into Australia of this document is by MOODY’S affiliate, Moody’s Investors Service Pty Limited ABN 61 003 399 657, which holds Australian Financial Services License no. 336969. This document is intended to be provided only to “wholesale clients” within the meaning of section 761G of the Corporations Act 2001. By continuing to access this document from within Australia, you represent to MOODY’S that you are, or are accessing the document as a representative of, a “wholesale client” and that neither you nor the entity you represent will directly or indirectly disseminate this document or its contents to “retail clients” within the meaning of section 761G of the Corporations Act 2001.

Notwithstanding the foregoing, credit ratings assigned on and after October 1, 2010 by Moody’s Japan K.K. (“MJKK”) are MJKK’s current opinions of the relative future credit risk of entities, credit commitments, or debt or debt-like securities. In such a case, “MIS” in the foregoing statements shall be deemed to be replaced with “MJKK”. MJKK is a wholly-owned credit rating agency subsidiary of Moody’s Group Japan G.K., which is wholly owned by Moody’s Overseas Holdings Inc., a wholly-owned subsidiary of MCO.

This credit rating is an opinion as to the creditworthiness or a debt obligation of the issuer, not on the equity securities of the issuer or any form of security that is available to retail investors. It would be dangerous for retail investors to make any investment decision based on this credit rating. If in doubt you should contact your financial or other professional adviser.